19011369

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID NO.

Student Options LLC

220 Montgomery Street
(No. and Street)

San Francisco (City) **CA** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Student 925-570-3110 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation
(Name – *if individual, state, last, first, middle name*)

2700 Ygnacio Valley Rd, Ste 270 (Address) **Walnut Creek** (City) **CA** (State) **94598** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Steven Student**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Student Options LLC**, as of **December 31, 2018**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Subscribed and sworn to before me this 28 day of Feb 2019

SEE ATTACHMENT
JURAT/ACKNOWLEDGMENT
SL 02/28/2019

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2019 by Steven Student,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

S. LONG
COMM. # 2228703
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
JANUARY 13, 2022

JAS1

Signature ______________________ (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date__________

____
Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

STUDENT OPTIONS LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2018

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Student Options, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Under to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 15, 2019

STUDENT OPTIONS LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash in bank	$ 5,244,671
Deposits with clearing broker	143,498
Total cash	5,388,169
Receivables	819,348
Fixed assets, net of depreciation	403,976
Total assets	$ 6,611,493

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 49,074
Total liabilities	49,074

MEMBERS' EQUITY

Members' equity:	
Members' Equity	6,562,419
Total members' equity	6,562,419
Total liabilities and members' equity	$ 6,611,493

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIOPNS LLC
Statement of Income
For the Year Ended December 31, 2018

Revenue	
Fees and commissions earned	$ 4,278,038
Other income	108,121
Total revenues	4,386,159
Expenses	
Clearing charges	54,380
Payroll and employee benefits	1,752,955
Depreciation	45,627
Telephone and communication	73,469
Regulatory fees	90,033
Professional fees	43,462
Office expense	7,848
Travel and entertainment	42,814
Outside services	8,923
Taxes and licenses	48,279
Meals and entertainment	40,450
Other	161,159
Total expenses	2,369,399
Net income	$ 2,016,760

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Members' Equity		
Beginning of the year	$	6,345,659
Capital contribution		0
Distributions		(1,800,000)
Net income		2,016,760
Balance - December 31, 2018	$	6,562,419

The accompanying notes are an integral part of these financial statements.

STUDENT OPTIONS LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 2,016,760
Changes in operating assets and liabilities:	
Increase in commissions receivable	(326,886)
Increase in clearing brokerage accounts	363
Increase in fixed assets	(296,801)
Increase in commissions and accounts payable	(2,212)
Net cash provided by operating activities	1,391,224
Financing Activities	
Owners Draw - Capital Distributions	(1,800,000)
Net cash used in financing activities	(1,800,000)
Net increase in cash	(408,776)
Cash at beginning of year	5,653,447
Cash at end of year	$ 5,244,671

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Student Options LLC (the "Company"), is a California limited liability company formed on September 24, 1998. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is its examining agency.

As a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in Equity Derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides clearing services to the Company.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2014.

1. General Information and Summary of Significant Accounting Policies (Continued)

Depreciation of fixed assets
On May 21, 2018, the Company purchased a new vehicle costing $442,736 and is depreciated over a seven year period.
Vehicle costing $155,220 was retired on May 21, 2018.
Total depreciation expense for the year is $45,627.

2. Cash in Bank

The Company maintains cash in two financial institutions. The accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company's cash balance exceeded the FDIC insured limit by $2,744,828.

Consistent with industry practice, the Company's clearing broker, Vision Financial Markets LLC, is holding $143,498 as a deposit for errors.

The Company had $1,999,843 deposited in a money market fund (MMF) that invests exclusively in treasury debt. The MMF invests 100% of its total assets in cash, Treasury Bills, Notes, and other obligation issued or guaranteed as to principal and interest by the US Treasury. The weighted average maturity of the money market investments is 49 days. The money market investments are not insured or guaranteed by FDIC or any other government agency.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.1 to 1 at December 31, 2018. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2018, the Company had net capital as defined of $5,634,001, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities.

5. Commitments, Contingencies, Guarantees

As of December 31, 2018, the Company had no commitments, contingencies or guarantees to be reported in these notes.

6. Subsequent Events

Management has evaluated subsequent events through the date of the report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

7. Revenue Recognition

A new accounting pronouncement, ASC 606, was adopted during the year. The pronouncements had no impact on operations during the year.

STUDENT OPTIONS LLC
Notes to Financial Statements
December 31, 2018

Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2018

SCHEDULE I

Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2018

Computation of Net Capital

Stockholder's Equity			$ 6,562,419
Non-Allowable Assets			
Receivables over 30 days	$ 470,135		
Fixed assets	403,976		
Total Non-Allowable Assets		$ 874,111	
Less haircut on Treasury Fund	$ 39,997		
Undue concentration	14,310		
Total haircut		$ 54,307	
Net Allowable Capital			$ 5,634,001

Computation of Net Capital Requirement

Minimum Net Capital Required as 6 2/3% of Aggregate Indebtedness	$ 3,272	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer		5,000
Net Capital Requirement	$ 5,000	
Excess Net Capital		$ 5,629,001

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 49,074
Percentage of Aggregate Indebtedness to Net Capital	.01 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2018	$ 5,634,001
Net Capital per Audit	$ 5,634,001

Reconciled Difference – no difference noted

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Student Options, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Student Options, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Student Options, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Student Options, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Student Options, LLC's management is responsible for Student Options, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 15, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*15*******2909*********************MIXED AADC 220
41640 ARCA DEC
STUDENT OPTIONS LLC
3138 VIA LARGA
ALAMO, CA 94507-1524

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Dundon (908) 447-7460

2. A. General Assessment (item 2e from page 2)	$ 5707.51
B. Less payment made with SIPC-6 filed (exclude interest) 08-02-18 Date Paid	(2779.79)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	2927.72
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 2927.72

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Student Options LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp
(Title)

Dated the 28 day of JANUARY, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-18
and ending 12-31-18

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,299,169
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	472,029
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank interest (Deductions in excess of $100,000 require documentation)	21,131
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	494,160
2d. SIPC Net Operating Revenues	$ 2,805,009
2e. General Assessment @ .0015	$ 5,707.51 (to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Student Options, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) Student Options, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Student Options, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Student Options, LLC stated that Student Options, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Student Options LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Student Options LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 15, 2019

Student Options LLC.
Member NYSE Arca
3138 Via Larga
Alamo, CA 94507
SF Office (415) 954-1680
Alamo Office (925) 570-3110

February 4, 2019

Cropper Accountancy Corporation
2977 Ygnacio Valley Road #460
Walnut Creek, California 94598

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2018

Please be advised that Student Options, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2018 through December 31, 2018. Student Options, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Student Options, LLC's past business has been of similar nature and has complied to this exemption since its inception, June 22, 1998.

Steven D. Student, the president of Student Options, LLC has made available to Cropper Accountancy Corporation all records and information including all communications from regulatory agencies received through the date of this review December 31, 2018.

Jill S. Student has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Student Options, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (925) 570-3110.

Very truly yours,

Student Options, LLC

Steven D. Student
President